SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

West Coast Opportunity Fund, LLC

c/o West Coast Asset Management, Inc.

1205 Coast Village Road

Montecito, California 93108

Attention: R. Atticus Lowe

Telephone: (805) 653-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 52,817,871
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 52,817,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,817,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.34%
14	TYPE OF REPORTING PERSON OO

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON West Coast Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 52,817,871
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 52,817,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,817,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.34%
14	TYPE OF REPORTING PERSON CO, IA

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Atticus Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 128,585
	8	SHARED VOTING POWER - 52,817,871
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 52,817,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,946,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.39%
14	TYPE OF REPORTING PERSON IN, HC

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CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lance W. Helfert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 201,999
	8	SHARED VOTING POWER - 52,817,871
	9	SOLE DISPOSITIVE POWER - 201,999
	10	SHARED DISPOSITIVE POWER - 52,817,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,019,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.52%
14	TYPE OF REPORTING PERSON IN, HC

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The following constitutes Amendment No. 11 to the Schedule 13D filed by the Reporting Persons to reflect a change in percentage of interest held by Reporting Persons. All other Items are unchanged.

ITEM 3. Source and Amount of Funds or Other Consideration.

Pursuant to that Agreement and Plan of Merger dated July 23, 2013 (the "Merger Agreement") with BRE Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer ("Merger Sub"), Black Raven Energy, Inc., a Nevada corporation ("Black Raven") and Reporting Person, on September 27, 2013 (the "Closing Date"), each issued and outstanding share of Black Raven common stock was converted into the right to receive 0.33192 shares of Issuer common stock. Immediately prior to the Closing Date, Reporting Person owned 107,305,678 shares of Black Raven common stock which was converted in the merger into 41,005,436 share of Issuer common stock.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a)	As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 52,817,871 share of common stock, representing in the aggregate approximately 48.34% of Issuer's outstanding shares of common stock, based upon 109,255,433 shares of common stock issued and outstanding as of September 30, 2013.

Due to their relationship with each another, Reporting Person may be deemed to constitute a "group" under Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of common stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing on this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of common stock held by any other Reporting Person.

(b)

Reporting Person	No. of Shares with sole voting and dispositive power	No. of Shares with Shared Voting and Dispositive Power	Percentage of Class Beneficially Owned

West Coast Opportunity Fund, LLC	52,817,871	-0-	48.34%
West Coast Asset Management, Inc.		52,817,871	48.34%
R. Atticus Lowe	128,585	52,946,456	48.39%
Lance Helfert	201,999	53,019,870	48.52%

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effect any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

(e)	Not Applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit A	Joint Filing Agreement dated February 28, 2014.

Exhibit B	Power of Attorney dated February 28, 2014.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: February 28, 2014.

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Lance W. Helfert
Name:	Lance W. Helfert
Title:	President of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated February 28, 2014.

Exhibit B – Power of Attorney dated February 28, 2014.

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, $0.001 par value, of EnerJex Resources, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 28, 2014.

WEST COAST OPPORTUNITY FUND, LLC
WEST COAST ASSET MANAGEMENT, INC.
R. ATTICUS LOWE
LANCE W. HELFERT

By:	/s/ Lance W. Helfert
Name:	Lance W. Helfert
Title:	President of the Managing Member (for itself and as the Managing Member of the Fund) and Attorney-in-fact for each of the Principals

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EXHIBIT B

POWER OF ATTORNEY

BE IT KNOWN, that the undersigned Lance W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: February 28, 2014	/s/ Lance W. Helfert
Lance W. Helfert

Dated: February 28, 2014	/s/ R. Atticus Lowe
R. Atticus Lowe

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